FWS Retirement Services, LLC

Annual Audit Report

December 31, 2022

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SEC FILE NUMBER
8-68491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FWS Retirement Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One California Street, Suite 400
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian V. Hasday	(415) 878-2310	BHasday@frenkel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brian V. Hasday**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **FWS Retirement Services, LLC**_____, as of _____**December 31, 2022**___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED CA
NOTARY CERTIFICATE

_____

Notary Public



Signature:

Title: MANAGING DIRECTOR & CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

_____ _____
Signature of Document Signer No. 1 Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____ **Los Angeles** _____



OSBALDO MELCHOR ARGUELLES
Notary Public - California
Los Angeles County
Commission # 2372703
My Comm. Expires Aug 28, 2025

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this **30th** day of **March** , 20**23** ,
      Date   Month   Year
by

(1) __**Brian V. Hasday**__

(and (2) _____),
                  Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to
be the person(s) who appeared before me.

Signature _____
              Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Oath or Affirmation__

Document Date: _____ Number of Pages: __2__

Signer(s) Other Than Named Above: _____

FWS Retirement Services, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   Certified Public Accountants

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
FWS Retirement Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FWS Retirement Services, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2011.
Walnut Creek, California
March 28, 2023

1

FWS Retirement Services, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	673,971
Referral fees receivable		337,852
Prepaid expenses		500
Total Assets		**$ 1,012,323**

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	25,790
Total Liabilities		25,790
Members' Equity		
Class A, 2 units		1,003,228
Class B, 2 units		(16,695)
Total Members' Equity		986,533
Total Liabilities and Members' Equity		**$ 1,012,323**

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Statement of Income

For the Year Ended December 31, 2022

Revenue	
Referral fee income	$ 5,504,946
Total Revenue	5,504,946
Operating Expenses	
Professional fees	35,650
Regulatory fees	9,495
Other operating expenses	12,161
Total Expenses	57,306
Net Income	$ 5,447,640

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Statement of Changes in Members' Equity (Deficit)

For the Year Ended December 31, 2022

	Class A Members	Class B Members	Total
January 1, 2022	$ 802,171	$ 44,755	$ 846,926
Distributions	(4,964,139)	(343,894)	(5,308,033)
Net income	5,165,196	282,444	5,447,640
December 31, 2022	$ 1,003,228	$ (16,695)	$ 986,533

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash Flows from Operating Activities	
Net income	$ 5,447,640
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Referral fees receivable	197,502
Prepaid expenses	(500)
Increase (decrease) in:	
Accounts payable	5,790
Net Cash Provided by Operating Activities	5,650,432
Cash Flows from Financing Activities	
Member distributions	(5,308,033)
Net Cash Used in Financing Activities	(5,308,033)
Net Increase in Cash	342,399
Cash at beginning of year	331,572
Cash at End of Year	$ 673,971

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2022

1. Organization

FWS Retirement Services, LLC (the "Company") was organized as a Delaware limited liability company on April 27, 2009. The Company was formed as an accommodating broker dealer to receive referral fees on the sales of retirement plan products and investment advisory services. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in November 2010.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
GAAP may require management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that were required to be recorded at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2022.

Referral Fees Receivable
Referral fees receivable represents amounts that have been earned and are due from broker dealers and an investment advisory firm. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

6

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2022

2. **Significant Accounting Policies** *(continued)*

Revenue

The Company earns referral fees from two broker dealers and an investment advisory firm. In general, the Company recognizes revenue upon the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The Company's revenue recognition accounting policies are as follows:

Referral Fees

The Company earns referral fees for referring customers to broker dealers and an investment advisory firm. Referral fees are calculated as a percentage of member commissions from the placement of retirement plan products and advisory fees from investment advisory services performed. The performance obligation is deemed fulfilled as of the underlying trade date and when advisory services are completed monthly and quarterly.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Typically, the Company receives payment from the customer in the month following the trade date or completion of investment advisory services. Therefore, a receivable is recognized since the performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers totaled $535,354 and $337,852 as of January 1, 2022 and December 31, 2022, respectively. There was no deferred revenue at January 1, 2022 and December 31, 2022. The Company does not incur any expenses to obtain or fulfill contracts with customers.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Certain partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2022.

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2022

3. **Member Interests**

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class A member units and Class B member units, but shall have no right to create a class of units superior to the Class A units without written consent of a majority of the Class A members.

In accordance with the Agreement, the Class A members are allocated 100% of the gross revenue they generate plus 1% of the Class B members gross revenue. The Class B members are allocated 99% of the gross revenue they generate. Expenses are allocated based upon ownership percentage. The net pass through of income and expenses, as defined, shall be allocated annually to each member. During 2022, distributions of $4,964,139 to the Class A members and $343,894 to the Class B members were made in accordance with the Agreement.

4. **Related Party Transactions**

The Company has an Expense Sharing Agreement with Frenkel Benefits, LLC ("FB"), the Company's managing member and holder of class A units. FB pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate FB. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $648,181, which exceeded the requirement by $643,181.

6. **Risk Concentration**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2022, the Company maintains cash balances which, at times, may exceed federally insured limits. As of December 31, 2022, the Company's uninsured cash balance was $423,971. The Company has not experienced any losses on its cash deposits.

At December 31, 2022, 100% of referral fees receivable was due from two broker dealers and an investment advisory firm.

7. **Subsequent Events**

The Company has evaluated subsequent events through March 28, 2023, the date which the financial statements were issued.

SUPPLEMENTAL SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

FWS Retirement Services, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2022

Net Capital		
Total members' equity	$	986,533
Less: Non-allowable assets		
Referral fees receivable		337,852
Prepaid expenses		500
Total non-allowable assets		338,352
Net Capital		648,181
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $25,790 or $5,000, whichever is greater		5,000
Excess Net Capital	$	643,181

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2022)

Net Capital as reported in Company's		
Part II of form X-17A-5 as of December 31, 2022	$	648,181
Increase in members' equity		117,209
Increase in non-allowable assets		(117,209)
Net Capital Per Above Computation	$	648,181

FWS Retirement Services, LLC
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2022

The Company acts as an accomodating broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a fee as a result of such referrals. The Company does not accept customer funds or securities and did not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm did not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
FWS Retirement Services, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FWS Retirement Services, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to act as an accommodation broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a fee as a result of such referrals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 28, 2023

FWS Retirement Services, LLC
One California Street, Suite 400, San Francisco, CA 94111

SEA Rule 15c3-3 Exemption Report

FWS Retirement Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) act as an accommodation broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a fee as a result of such referrals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FWS Retirement Services, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian V. Hasday
Managing Director & Chief Compliance Officer

March 28, 2023